FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, May 25, 2010

FAIRFAX COMPLETES $400 MILLION SENIOR NOTES OFFERING

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has completed its previously announced offering of $400 million in aggregate principal amount of 6.40% Senior Notes due 2021.  Net proceeds of the issue, after commissions and expenses of the issue, are approximately $397 million.

The Senior Notes were offered through a syndicate of dealers led by BMO Capital Markets, CIBC World Markets, RBC Capital Markets and Scotia Capital, that includes TD Securities, Cormark Securities and GMP Securities.  The Senior Notes are unsecured obligations of Fairfax and pay a fixed rate of interest of 6.40 per cent per annum. Fairfax intends to use the net proceeds of the proposed offering primarily to purchase additional notes tendered under its previously announced tender offer for existing notes issued by Fairfax and its subsidiaries.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946